FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2012

Commission File No. 000-30972

HIP ENERGY CORPORATION
(Translation of registrant’s name into English)

Suite 404 – 999 Canada Place, World Trade Centre, Vancouver, BC, Canada  V6E 3E2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

NOTE:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

HIP ENERGY CORPORATION

Interim Consolidated Financial Statements
(Unaudited)
(Expressed in US dollars)

February 29, 2012

NOTICE OF NO AUDITOR REVIEW OF
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In accordance with National Instrument 51‐102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these interim consolidated financial statements they must be accompanied by a notice indicating that these interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management. The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

HIP Energy Corporation
Interim Consolidated Statements of Financial Position
(Expressed in US dollars)
(Unaudited – Prepared by Management)

	February 29, 2012 $	November 30, 2011 $	December 1, 2010 $

ASSETS

Current Assets

Cash	6,737	7,787	35,290
HST recoverable	10,829	9,928	8,074
Prepaid expenses	564	547	547

Total Current Assets	18,130	18,262	43,911

Equipment (Note 4)	26,493	28,443	36,243
Exploration Advances (Note 5)	–	–	210,000
Oil and Gas Properties (Note 5)	65,000	65,000	127,500

Total Assets	109,623	111,705	417,654

LIABILITIES AND SHAREHOLDERS’ (DEFICIENCY) EQUITY

Current Liabilities

Accounts payable and accrued liabilities	86,440	80,275	44,764
Due to related parties (Note 9)	433,717	352,517	25,762
Advances payable – related parties (Note 9)	65,690	63,707	63,714

Total Liabilities	585,847	496,499	134,240

Shareholders’ (Deficiency) Equity

Share capital	4,409,168	4,409,168	4,409,168

Deficit	(4,885,392)	(4,793,962)	(4,125,754)

Total Shareholders’ (Deficiency) Equity	(476,224)	(384,794)	283,414

Total Liabilities and Shareholders’ (Deficiency) Equity	109,623	111,705	417,654

Nature of operations (Note 1)
Ability to continue as a going concern (Note 2)
Commitments (Notes 5, 6 and 10)

Approved on behalf of the Board:

“Richard Coglon”	“James Chui”
Director	Director

HIP Energy Corporation
Interim Consolidated Statements of Comprehensive Loss
(Expressed in US dollars)
(Unaudited – Prepared by Management)

	Three Months Ended
	February 29, 2012 $	February 28, 2011 $

EXPENSES
Amortization	1,950	1,950
Bank charges and interest	220	697
Consulting and secretarial (Note 9)	3,000	3,000
Foreign exchange loss	3,655	4,603
Management fees (Note 9)	72,498	72,498
Office and miscellaneous	1,093	1,044
Professional fees	3,274	11,741
Shareholder information	–	240
Transfer agent and regulatory fees	1,346	751
Travel and promotion	4,394	613

Net loss and comprehensive loss for the period	(91,430)	(97,137)

Basic and diluted loss per share	(0.00)	(0.00)

Weighted average shares outstanding	60,728,000	60,728,000

HIP Energy Corporation
Interim Consolidated Statement of Changes in Equity
(Expressed in US dollars)
(Unaudited – Prepared by Management)

			Deficit
			Accumulated
			During the
	Common		Development
	Shares	Amount	Stage	Total
	#	$	$	$

Balance – November 30, 2010	60,727,660	4,409,168	(4,125,754)	283,414

Net loss for the period	–	–	(97,137)	(97,137)

Balance – February 28, 2011	60,727,660	4,409,168	(4,222,891)	(186,277)

Balance – November 30, 2011	60,727,660	4,409,168	(4,793,962)	(384,794)

Net loss for the period	–	–	(91,430)	(91,430)

Balance – February 29, 2012	60,727,660	4,409,168	(4,885,392)	(476,224)

HIP Energy Corporation
Interim Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited – Prepared by Management)

	Three Months Ended
	February 29, 2012 $	February 28, 2011 $
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net loss for the period	(91,430)	(97,137)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	1,950	1,950
Foreign exchange	1,966	2,736

Changes in non-cash working capital items
HST recoverable	(901)	(2,018)
Due to related parties	81,200	75,843
Prepaid expenses	–	(23)
Accounts payable and accrued liabilities	6,165	4,110

Net cash used in operating activities	(1,050)	(14,539)

Net Cash Outflows	(1,050)	(14,539)

Cash, Beginning Of Period	7,787	35,290

Cash, Ending Of Period	6,737	20,751

Cash paid for income taxes during the period	–	–
Cash paid for interest during the period	–	–

1.	NATURE OF OPERATIONS

HIP Energy Corporation (the “Company”) was incorporated on June 22, 1983, and on November 17, 2009, the Company changed its name from Bradner Ventures Ltd. to HIP Energy Corporation. The Company is currently a reporting issuer under the security laws of British Columbia and Alberta, Canada and its common shares are listed on the OTC Bulletin Board under the trading symbol "HIPCF". The Company is a development stage company. The Company’s current business is to increase the production of proven but unproductive wells, or to increase production from damaged, uneconomical, and stripper well bores using the HIP Downhole Process Technology (“the Technology”) (Notes 5 and 6). The Company did not previously have an operating business. The Company incorporated a wholly-owned subsidiary HIP Energy (Texas), Inc. (“HIP Texas”), on February 12, 2010 in Texas to facilitate the acquisition of the Well Bores as described in Note 5. The Company also incorporated a wholly-owned subsidiary HIP Energy (Nevada) Corporation (“HIP Nevada”), on March 11, 2010 in Nevada to facilitate the acquisition of the exclusive worldwide license for use of the Technology as described in Note 6. The financial statements include accounts of the Company and its wholly-owned subsidiaries, HIP Texas and HIP Nevada. As a result of these transactions, there was a change in control of the Company; the transferors of the well bores together control 65.8% of the Company. All intercompany transactions and balances have been eliminated. The Company’s fiscal year-end is November 30.

The Company’s registered office is Suite 404 – 999 Canada Place, Vancouver, British Columbia, V6E 3E2.

2.	Basis of presentation

Statement of compliance

The accompanying interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) on a going concern basis. In 2010 Canadian generally accepted accounting principles (“GAAP”) was revised to incorporate IFRS, and required publicly accountable companies to apply IFRS standards effective for the years beginning on or after January 1, 2011. Therefore, the Company has begun reporting on the IFRS basis for these consolidated interim financial statements. Within these interim consolidated financial statements, the term Canadian GAAP refers to Canadian GAAP prior to the adoption of IFRS.

The Company’s interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements. This includes IAS 34, Interim Financial Reporting, and IFRS 1, First-Time Adoption of IFRS. Subject to certain transition elections disclosed in Note 13, the Company has consistently applied the same accounting policies in its opening IFRS consolidated statements of financial position and consolidated statements of comprehensive loss, including the nature and effect of changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended November 30, 2011. Comparative figures for the year ended November 30, 2011 in these interim consolidated financial statements have been restated to give effect to these accounting policy changes.

These interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP based audited annual financial statements for the year ended November 30, 2011. Material changes in reporting from the annual financial statements in Canadian GAAP to these interim consolidated financial statements in IFRS are discussed in Note 13.

Certain figures in the February 28, 2011 financial statements have been reclassified from Canadian GAAP to conform to the IFRS basis of presentation for the three months ended February 29, 2012, including figures presented in Note 13.

The interim consolidated financial statements were authorized for issue by the Board of Directors on May 29, 2012.

Basis of measurement

The interim financial statements have been prepared on a historical cost basis and are presented in United States dollars, which is also the Company’s functional currency.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements relate to the assessment for impairment and useful life of oil and gas properties, plant and equipment, site restoration costs, valuation of future income tax assets and assumptions used in determining the fair value of non-cash stock-based compensation.

Going concern of operations

The Company operates on a going concern basis which contemplates that it will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has incurred significant net losses and negative cash flows from operations in prior years. The Company incurred a net loss of $91,430 during the three months ended February 29, 2012 and, as of that date the Company’s deficit was $4,885,392 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

The operations of the Company have primarily been funded by the issuance of common shares. Continued operations of the Company are dependent on the Company's ability to raise funds through debt financing, complete equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms. The interim consolidated financial statements contain no adjustments that reflect the outcome of this uncertainty.

Oil and gas properties are recognized in these financial statements in accordance with accounting policies outlined in Note 3. Accordingly, their carrying amounts represent costs incurred to date and do not necessarily reflect present or future values.

These interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amount and classification of liabilities and the reported revenue and expenses that would be necessary should the Company be unable to continue as a going concern.

3	Summary of significant accounting policies

The accounting policies set out below are expected to be adopted for the year ending November 30, 2012, and have been applied consistently to all periods presented in these interim consolidated financial statements and in preparing the opening IFRS statement of financial position at December 1, 2010 for the purposes of the transition to IFRS, unless otherwise indicated.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, HIP Energy (Texas), Inc. and HIP Energy (Nevada) Corporation. All significant intercompany transactions and balances have been eliminated.

Foreign currency

i)   Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

ii)  Foreign operations

The financial results of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency. The presentation currency of the Company is United States Dollars. Income and expenditure transactions of foreign operations are translated at the average rate of exchange for the year except for significant individual transactions which are translated at the rate of exchange in effect at the transaction date. All assets and liabilities, including fair value adjustments and goodwill arising on acquisition, are translated at the rate of exchange ruling at the reporting date. Differences arising on translation from the Transition Date are recognized as other comprehensive income. When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from such a monetary item are considered to form part of the net investment in a foreign operation and are recognized in other comprehensive income. On disposal of part or all of the operations, the proportionate share of the related cumulative gains and losses previously recognized in the comprehensive income are included in determining the profit or loss on disposal of that operation.

Leases

Leases are classified as either capital or operating in nature. Finance leases are those which substantially transfer the benefits and risks of ownership to the lessee. Obligations under finance leases are reduced by the principle portion of lease payments. The imputed interest portion of lease payments is charged to expense. Payments required under operating leases are recorded as an expense.

Exploration and evaluation

Exploration and evaluation (“E&E”) costs are capitalized for projects after the Company has acquired the legal right to explore but prior to their technical feasibility and commercial viability being confirmed, generally determined as the establishment of proved or probable reserves. These costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing, directly attributable overhead and administration expenses, including remuneration of production personnel and supervisory management, the projected costs of retiring the assets, and any activities in relation to evaluating the technical feasibility and commercial viability of extracting mineral resources.

Once technical feasibility and commercial viability are confirmed the E&E asset is then reclassified to property and equipment and tested for impairment. For purposes of impairment testing, E&E assets are allocated to the appropriate cash-generating units based on geographic proximity.

Expired lease costs are expensed as part of depletion and depreciation expense as they occur and costs incurred prior to the legal right to explore are charged to net income (loss).

Property and equipment

(i) Cost and valuation

All costs directly associated with the development of oil and gas interests are capitalized on an area-by-area basis as oil and gas interests and are measured at cost less accumulated depletion and net impairment losses. These costs include expenditures for areas where technical feasibility and commercial viability have been determined. These costs include property acquisitions with proved and/or probable reserves, development drilling, completion, gathering and infrastructure, decommissioning liabilities and transfers of exploration and evaluation assets. Equipment is recorded at cost on initial acquisition. Cost includes the purchase price and the directly attributable costs of acquisition required to bring an asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management. Subsequent expenditure relating to an item of equipment is capitalized when it is probable that future economic benefits from the use of the assets will be increased. All other subsequent expenditure is recognized as repairs and maintenance expenses during the period in which they are incurred.

(ii) Depletion and depreciation

The provision for depletion for oil and natural gas assets is calculated based on each asset’s production for the period divided by the Company’s estimated total proved and probable oil and natural gas reserve volumes before royalties for that asset, taking into account estimated future development costs. Production and reserves of natural gas and associated liquids are converted at the energy equivalent ratio of six thousand cubic feet of natural gas to one barrel of oil. Changes in estimates used in prior periods, such as proven and probable reserves, that affect the unit-of-production calculations do not give rise to prior period adjustments and are dealt with on a prospective basis. No amortization of capitalized costs has been recorded as the Company has not yet established any proven reserves.

Equipment is depreciated on a declining balance basis over the estimated useful life of the asset at the rate of 45% to 55% per annum.  Where components of an asset have a different useful life and cost that is significant to the total cost of the asset, depreciation is calculated on each separate component.  Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date, and adjusted if appropriate.

Decommissioning and restoration costs

Decommissioning and restoration costs will be incurred by the Company at the end of the operating life of certain of the Company’s assets. The ultimate decommissioning and restoration costs are uncertain and cost estimates can vary in response to many factors including changes to relevant legal and regulatory requirements, the emergence of new restoration techniques or experience at other production sites. The expected timing and amount of expenditure can also change, for example in response to changes in reserves or changes in laws and regulations or their interpretation. In determining the amount of the provision, assumptions and estimates are required in relation to discount rates. As a result, there could be significant adjustments to the provisions established which would affect future financial results. The asset retirement obligation for the wellbores owned by the Company rests solely with the operator of the respective wellbores and thus no asset retirement obligation has been accrued.

Impairment of financial assets

At each reporting date, the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or group of financial assets.

Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than its inventories, are reviewed at each reporting date to determine whether there is any indication of impairment in IAS 36. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amounts of the following types of intangible assets are measured annually whether or not there is any indication that it may be impaired.

• an intangible asset with an indefinite useful life

• an intangible asset not yet available for use

• goodwill acquired in a business combination

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest Company of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).

The Company’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

In respect of other assets than goodwill and intangible assets that have indefinite useful lives, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Provisions

Provisions are recognized for liabilities of uncertain timing or amount that have arisen as a result of past transactions, including legal or constructive obligations. The provision is measured at the best estimate of the expenditure required to settle the obligation at the reporting date.

Financial Instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.  Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets and liabilities are offset and the net amount is reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities.
Company’s accounting policy for each category is as follows:

i)	Financial Assets

Financial assets are classified into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company’s accounting policy for each category is as follows:

At Fair Value Through Profit or Loss

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  Such assets are recognized initially at fair value plus any directly attributable transaction costs.  Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest rate method, less any impairment losses.

Held-to-Maturity Investments

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in noncurrent assets, except for those which are expected to mature within 12 months after the end of the reporting period.

Available-for-sale investments

Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories.  Available-for-sale investments are recognized at fair value and are subsequently carried at fair value.  Gains or losses arising from changes in fair value are recognized in other comprehensive loss.  Available-for-sale investments are classified as current except if they are expected to be realized beyond twelve months of the statement of financial position date, where they are classified as non-current.

ii)	Financial liabilities

Financial liabilities are classified as other financial liabilities, based on the purpose for which the liability was incurred, and comprise accounts payable and accrued liabilities.  These liabilities are initially recognized on the trade date at fair value when the Company becomes a party to the contractual provisions of the instrument and are subsequently carried at amortized cost using the effective interest rate method. The liabilities are derecognized when the Company’s contractual obligations are discharged or cancelled or, they expire.

iii)	Impairment of financial assets

At each reporting date, the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or group of financial assets.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Preferred shares are classified as equity if they are non-redeemable, or redeemable only at the Company’s option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Company’s shareholders. Preferred shares are classified as a liability if they are redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.

Share-based payment

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Where equity instruments are granted to parties other than employees, they are recorded by reference to the fair value of the services received. If the fair value of the services received cannot be reliably estimated, the Company measures the services received by reference to the fair value of the equity instruments granted, measured at the date the counterparty renders service.

All equity-settled share-based payments are reflected in contributed surplus, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credit to share capital, adjusted for any consideration paid.

Taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

i) Current income tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

ii) Deferred income tax

             Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

             Deferred tax is not recognized for the following temporary differences:

•	liabilities arising from initial recognition of goodwill for which amortization is not deductible for tax purposes;
•
liabilities arising from the initial recognition of an asset/liability other than in a business combination which, at the time of the transaction, does not affect either the accounting or the taxable profit; and

•
liabilities arising from undistributed profits from investments where the entity is able to control the timing of the reversal of the difference and it is probable that the reversal will not occur in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

iii) Sales tax

Revenues, expenses and assets are recognized net of the amount of sales tax except:

•
Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable

•
Receivables and payables that are stated with the amount of sales tax included. The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

Earnings (Loss) per share

Earnings (loss) per share are calculated using the weighted-average number of common shares outstanding during the year.  In calculating diluted earnings (loss) per share, the Company considers the potential exercise of outstanding share purchase options and warrants to the extent each option, warrant or contingent issuance was dilutive. Potentially dilutive securities were excluded in the computation of diluted loss per share as their inclusion would be anti-dilutive.

Standards, amendments and interpretations not yet effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for annual periods beginning after January 1, 2012 or later periods.

The following amendments, revisions and new IFRSs, that have not been early adopted in these financial statements, will not have an effect on the Company’s future results and financial position:

i)	IFRS 9, Financial Instruments (New; to replace IAS 39 and IFRIC 9)

ii)	IFRS 10, Consolidated Financial Statements (New; to replace consolidation requirements in IAS 27 (as amended in 2008) and SIC-12)

iii)	IFRS 11, Joint Arrangements (New; to replace IAS 31 and SIC-13)

iv)	IFRS 12, Disclosure of Interests in Other Entities (New; to replace disclosure requirements in IAS 27 (as amended in 2008), IAS 28 (as revised in 2003) and IAS 31)

v)	IFRS 13, Fair Value Measurement (New; to replace fair value measurement guidance in other IFRSs)

vi)	IAS 1, Presentation of Financial Statements, amendments regarding Presentation of Items of Other Comprehensive Income

vii)	IAS 19, Employee Benefits (Amended in 2011)

viii)	IAS 27, Separate Financial Statements (Amended in 2011)

ix)	IAS 28, Investments in Associates and Joint Ventures (Amended in 2011)

x)	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (New)

4.	EQUIPMENT

Oil & Gas Equipment
$

Cost

Balance at December 1, 2010	39,000

Additions	–
Disposals	–

Balance at November 30, 2011	39,000

Additions	–
Disposals	–

Balance at February 29, 2012	39,000

Depreciation and impairment losses

Balance at December 1, 2010	2,757

Depreciation for the year	7,800
Impairment loss	–
Disposals	–

Balance at November 30, 2011	10,557

Depreciation for the period	1,950
Impairment loss	–
Disposals	–

Balance at February 29, 2012	12,507

Carrying amounts

Balance at December 1, 2010	36,243

Balance at November 31, 2011	28,443

Balance at February 29, 2012	26,493

5.	OIL AND GAS PROPERTIES

	Texas Well Bores

	Opal	Other	Peak Wells	Total

Acquisition
Cash	$62,500	$–	$60,000	$122,500
Shares	–	5,000	–	5,000
Impairment	(62,500)	––	–	(62,500)

	$–	$5,000	$60,000	$65,000

Opal and other Well Bores

On March 30, 2010, the Company acquired all rights, title and interest in and to 50 well bores located in West Texas, and 1 well bore (the “Opal Well”) located in Central Texas. In addition, the Company will, within 12 months, be transferred title to an additional 41 wells and well bores located in East Texas and 60 wells and well bores located in West Louisiana. The Company issued 20,000,000 shares of common stock as consideration for the sale and transfer of the initial 52 well bores in West and Central Texas and the 41 East Texas and 60 Louisiana well bores. $5,000 was assigned as the purchase price of the well bores using carryover basis of accounting (being the amount that the well bores were carried in the accounts of the transferor) as the transferor, together with the transferor in the transaction discussed in Note 4, control the Company subsequent to the transactions. In consideration of the transfer of the Opal Well, the Company agreed to pay consideration totaling $250,000 consisting of accrued development, equipment and lease operating costs incurred on the Opal Well. The Company paid $62,500 and the balance of these costs will be paid on a declining basis from any oil and gas production revenues received by the Company as generated on the Opal Well in excess of 20 bbl oil or gas equivalent per day, using the HIP Downhole Process Technology. The Company has not recorded an accrued liability for the balance of the costs owed given that they are contingent on oil and gas production. During the year ended November 30, 2011, the Company recognized an impairment loss of $62,500 related to the Opal Well.

Peak Well Bores

On January 1, 2010, the Company entered into a joint operating agreement with a company to operate and develop the Well Bores using the HIP Downhole Technology. The Company forwarded $60,000 as a deposit on the Peak Well Bores (the “Peak Wells”).

Exploration Advances

As at November 30, 2010, the Company had advanced $210,000 to the well bores operator for specific property use but which had yet to be spent as of that date. These funds were spent during the year ended November 30, 2011.

6.	HIP DOWNHOLE PROCESS TECHNOLOGY

On March 30, 2010, the Company completed the acquisition of the worldwide exclusive rights to the proprietary HIP Downhole Process Technology (“the Technology”). The Technology is proprietary downhole oil and gas technology designed and developed to increase oil and gas production from non-commercial, uneconomic, depleted or damaged well bores and oil and gas reservoirs. In consideration for the grant of the License Agreement, the Company issued 30,000,000 shares of common stock and agreed to pay an annual royalty fee equal to 25% of net revenue from income associated with its use and application. The purchase price allocated to the technology was assigned a value of $Nil using carryover basis of accounting (being the amount that the technology was carried in the accounts of the transferor) as the transferor, together with the transferor in the transaction discussed in Note 5, control the Company subsequent to the transactions.

In April 2010, the Company entered into a joint operating agreement with an operator to develop the Well Bores using the Technology. In consideration for their services, the operator will be granted a 10% working interest in any of the Well Bores that the HIP Downhole Process Technology is applied to.

7.	SHARE CAPITAL

On October 20, 2009, the Company increased its authorized capital to an unlimited number of common shares and an unlimited number of preferred shares.

Common Shares

The common shares of the Company are all of the same class, are voting and entitle stockholders to receive dividends. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets or any dividends which may be declared.

Preferred Shares

The preferred shares of the Company may be issued in one or more series and may be designated as voting or non-voting and cumulative or non-cumulative. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets before any distribution is made to the holders of the common shares. The Company had no preferred shares outstanding at February 29, 2012, November 30, 2011 and December 1, 2010.

Stock Options

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company’s authorized but un-issued common stock. Options currently expire no later than 10 years from the grant date and generally vest on the date of grant. These options are granted with an exercise price equal to the market price of the Company’s common stock on the date of the grant. The Company had no options outstanding as at February 29, 2012, November 30, 2011 and December 1, 2010.

8.	CAPITAL DISCLOSURES

In the management of capital, the Company includes cash in the definition of capital.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to seek and identify suitable business opportunities or business combinations in Canada or the United States of America. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company places its cash with institutions of high credit worthiness. At February 29, 2012, the Company had cash of $6,737 (November 30, 2011 – $7,787; December 1, 2010 – $35,290).

The Company has identified business opportunities as noted in Notes 5 and 6. The Company will continue to assess new opportunities and seek to acquire business if it feels there are sufficient benefits to the Company and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes made to the capital management policy during the year.

9.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties, which are measured at the exchange amount, being the amount established and agreed to by the related parties.

a)	During the three months ended February 29, 2012, the Company incurred $72,498 (2011 – $72,498) for management fees to directors, officers and private companies controlled by them.

b)	During the three months ended February 29, 2012, the Company incurred $3,000 (2011 – $3,000) in consulting fees to officers.

c)
As at February 29, 2012, the Company owes $50,530 (CDN$50,000) (November 30, 2011 – $49,005; December 1, 2010 – $49,010) to a director for advances, which are unsecured, non-interest bearing and payable on demand.

d)
As at February 29, 2012, the Company owes $433,717 (November 30, 2011 – $352,517; December 1, 2010 – $25,762) to directors for accrued management fees, which are unsecured, non-interest bearing and payable on demand.

e)
As at February 29, 2012, the Company owes $15,160 (CDN$15,000) (November 30, 2011 – $14,702; December 1, 2010 – $14,704) to a private company owned by a shareholder for advances, which are unsecured, non-interest bearing and payable on demand.

10.	COMMITMENTS

a)
Pursuant to the acquisitions of the Well Bores and the HIP Downhole Process Technology, the Company entered into an agreement with an individual to issue 80,000 shares of common stock as a finders’ fee. As at February 29, 2012, the shares had not been issued.

b)
The Company entered into several management and consulting agreements with directors and officers in which the Company agreed to pay aggregate monthly fees of $24,166. The monthly fees will increase to an aggregate of $56,666 within 30 days of the Company completing a private placement of $4,000,000 or the Company having achieved 30 days of continuous production of an average of 20 bbls of oil per day per well, or a combined oil and gas equivalent, from a minimum of 10 wells forming part of a 10 well unit on which the Company has successfully applied the HIP Downhole Process Technology. The term of all the agreements is 2 years, with the exception with the President’s agreement, which is 3 years. In addition, stock options will be granted to acquire up to 4,000,000 shares of common stock at $0.25 per share for a period of five years.

11.	RISK MANAGEMENT

Overview

The Company is subject to state and federal environmental regulations. Management has designed procedures and policies to provide for environmental compliance however, due to the diversity of environmental laws and regulations, compliance at all times cannot be assured. Although management has taken steps to verify title on the properties on which it conducts exploration and in which it has an interest, these procedures may not guarantee the Company’s title. Property title may be at risk from unregistered prior agreements, unregistered claims, other land claims and non-compliance with regulatory and environmental requirements.

The Company has exposure to the following risks from its use of financial instruments:

• Credit risk

• Liquidity and funding risk

• Market risk

The Board of Directors approves and monitors the risk management processes.

a)	Credit Risk

Credit risk is the risk of potential loss to the Company if a counter party to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is on its cash and amounts receivable.

Cash consists of cash bank balances. The Company manages the credit exposure related to cash by holding its funds with reputable financial institutions.

Amounts receivable consist of HST recoverable. The Company’s maximum credit exposure for cash and amounts receivable is the carrying value of $17,566 (November 30, 2011 - $17,715; December 1, 2010 - $43,364).

b)	Liquidity and Funding Risk

Liquidity and funding risk is the risk that the Company will not have sufficient capital to meet short-term operating requirements, after taking into account the Company’s holdings of cash.

As at February 29, 2012, the Company’s working capital deficiency is $567,717. In the case of cash deficits arising from exploration commitments and general operating budgets, the Company will have to seek debt or equity financing. There are no assurances that such financing will be available on terms acceptable to the Company.

The Company determined that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company’s cash is invested in business accounts and is available on demand.

c)	Market Risk

i)	Interest Rate Risk:

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments.

The Company had $6,737 in cash at February 29, 2012. The bank account is not an interest bearing bank account and currently the Company does not hold any investments or financial liabilities on which interest accrues, and is therefore not subject to a significant amount of interest rate risk.

ii)	Foreign Currency Risk:

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in the foreign exchange rates. The Company’s functional and reporting currency is the US dollar. The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in United States of America and Canada and holds cash in US and Canadian dollar currencies in line with forecasted expenditures. The Company’s main risk is associated with fluctuations in the Canadian dollar and assets and liabilities are translated based on the foreign currency translation policy.

The Company’s net exposure to the Canadian dollar on financial instruments is as follows:

	February 29, 2012	February 28, 2011

Cash	$–	$20,751
HST recoverable	10,829	10,092
Accounts payable and accrued liabilities	(86,437)	(48,871)

	$(75,608)	$(18,028)

The Company has determined that an effect of a 10% increase or decrease in the Canadian dollar against the US dollar on financial assets and liabilities, as at February 29, 2012, including cash, HST recoverable, accounts payable and accrued liabilities, due to related parties and advances payable denominated in Canadian dollar, would result in an insignificant change to the net loss and comprehensive loss for the three months ended February 29, 2012. At February 29, 2012, the Company had no hedging agreements in place with respect to foreign exchange rates.

iii)	Commodity Price Risk:

Commodity price risk is the risk of financial loss resulting from movements in the price of the Company’s commodity inputs and outputs. The Company’s risk relates primarily to the expected output to be produced at its oil and gas properties described in Note 5 of these consolidated financial statements of which significant production is not expected in the near future.

12.	SUBSEQUENT EVENT

The Company received a loan of $400,000 under a Loan Agreement dated March 1, 2012, bearing interest at the Prime Rate plus 1%. The Prime Rate is the floating annual rate of interest based upon the HSBC Bank of Canada rate. The loan matures in March 2014.

13.	FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company’s financial statements for the year ending November 30, 2012 are the first annual financial statements that will be prepared in accordance with IFRS. IFRS 1, First-time Adoption of International Financial Reporting Standards, requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was December 1, 2010 (the “Transition Date”). IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company will be November 30, 2012. However, it also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adoption. Prior to transition to IFRS, the Company prepared its financial statements in accordance with pre-changeover Canadian Generally Accepted Accounting Principles (“pre-changeover Canadian GAAP”).

In preparing the Company’s opening IFRS financial statements, the Company has adjusted amounts reported previously in the financial statements prepared in accordance with pre-changeover Canadian GAAP.

The IFRS 1 applicable exemptions and exceptions applied in the conversion from pre-changeover Canadian GAAP to IFRS are as follows:

Optional exemptions

a.	Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2, Share-based Payment, to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to December 1, 2010.

b.	Leases

IFRS 1 allows an exemption for first-time adopters to determine whether an arrangement existing at the IFRS transition date contains a lease on the basis of facts and circumstances existing at the transition date, instead of the inception of the agreements.  The Company has elected to use this exemption.

c.	Cumulative translation differences

IFRS 1 allows an exemption for first-time adopters to deem cumulative translation differences to be $nil for foreign operations at the date of transition to IFRS. The Company has elected to use this exemption.

Mandatory exceptions

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. IFRS employs a conceptual framework that is similar to Canadian GAAP. The Company’s IFRS estimates as of December 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

IFRS1 requires an entity to reconcile equity, comprehensive loss, and cash flows for prior periods. The changes made to the statements of financial position and statements of operations and comprehensive loss as shown below have resulted in reclassifications of various amounts on the statements of cash flows, however as there have been no material adjustments to the net cash flows, no reconciliation of the statement of cash flows has been disclosed.

The transition to IFRS resulted in reclassifications within shareholders’ equity. The contributed surplus, accumulated other comprehensive loss and opening deficit have been adjusted to reflect the retrospective application of IFRS. The adjustments resulted in reclassifications between contributed surplus, accumulated other comprehensive loss and deficit and, therefore, overall shareholders’ equity remains unchanged as presented in the statements of financial position below.

Reconciliation of pre-changeover Canadian GAAP equity, comprehensive loss and cash flows to IFRS

(i)	Reconciliation of statement of financial position as at December 1, 2010 (Transition Date)

	Canadian GAAP	Effect of Transition to IFRS	IFRS
	$	$	$

ASSETS

Current

Cash	35,290	–	35,290
HST recoverable receivable	8,074	–	8,074
Prepaid expenses	547	–	547

	43,911	–	43,911

Equipment	36,243	–	36,243
Exploration Advances	210,000	–	210,000
Oil and Gas Properties	127,500	–	127,500

Total Assets	417,654	–	417,654

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current

Accounts payable and liabilities	44,764	–	44,764
Due to related parties	25,762	–	25,762
Advances payable – related parties	63,714	–	63,714

Total Liabilities	134,240	–	134,240

Shareholders’ Equity

Share capital	4,409,168	–	4,409,168
Contributed surplus	10,346	i) (10,346)	–
Accumulated other comprehensive loss	(111,935)	ii) 111,935	–
Deficit	(4,024,165)	i),ii) (101,589)	(4,125,754)

Total Shareholders’ Equity	283,414	–	283,414

Total Liabilities and Shareholders’ Equity	417,654	–	417,654

(ii)	Reconciliation of statement of financial position as at February 28, 2011

	Canadian GAAP	Effect of Transition to IFRS	IFRS
	$	$	$

ASSETS

Current

Cash	20,751	–	20,751
HST recoverable	10,092	–	10,092
Prepaid expenses	570	–	570

Total Current Assets	31,413	–	31,413

Equipment	34,293	–	34,293
Exploration Advances	210,000	–	210,000
Oil and Gas Properties	127,500	–	127,500

Total Assets	403,206	–	403,206

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current

Accounts payable and liabilities	48,871	–	48,871
Due to related parties	101,605	–	101,605
Advances payable – related parties	66,450	–	66,450

Total Liabilities	216,926	–	216,926

Shareholders’ Equity

Share capital	4,409,168	–	4,409,168
Contributed surplus	10,349	i) (10,349)	–
Accumulated other comprehensive loss	(111,935)	ii) 111,935	–
Deficit	(4,121,302)	i),ii) (101,586)	(4,222,888)

Total Shareholders’ Equity	186,280	–	186,280

Total Liabilities and Shareholders’ Equity	403,206	–	406,206

(iii)	Reconciliation of statement of financial position as at November 30, 2011

	Canadian GAAP	Effect of Transition to IFRS	IFRS
	$	$	$

ASSETS

Current

Cash	7,787	–	7,787
HST recoverable	9,928	–	9,928
Prepaid expenses	547	–	547

Total Current Assets	18,262	–	18,262

Equipment	28,443	–	28,443
Oil and Gas Properties	65,000	–	65,000

Total Assets	111,705	–	111,705

LIABILITIES AND SHAREHOLDERS’ (DEFICIENCY) EQUITY

Current

Accounts payable and liabilities	80,275	–	80,275
Due to related parties	352,517	–	352,517
Advances payable – related parties	63,707	–	63,707

Total Liabilities	496,499	–	496,499

Shareholders’ (Deficiency) Equity

Share capital	4,409,168	–	4,409,168
Contributed surplus	10,346	i) (10,346)	–
Accumulated other comprehensive loss	(111,935)	ii) 111,935	–
Deficit	(4,692,373)	i),ii) (101,589)	(4,793,962)

Total Shareholders’ (Deficiency) Equity	(384,794)	–	(384,794)

Total Liabilities and Shareholders’ (Deficiency) Equity	111,705	–	111,705

(iv)	Reconciliation of statement of comprehensive loss for the three months ended February 28, 2011

	Canadian GAAP	Effect of Transition to IFRS	IFRS
	$	$	$

Expenses

Amortization	1,950	–	1,950
Bank charges and interest	697	–	697
Consulting and secretarial	3,000	–	3,000
Foreign exchange loss	4,603	–	4,603
Management fees	72,498	–	72,498
Office and miscellaneous	1,044	–	1,044
Professional fees	11,741	–	11,741
Shareholder information	240	–	240
Transfer agent and regulatory fees	751	–	751
Travel and promotion	613	–	613

Net loss and comprehensive loss for the period	(97,137)	–	(97,137)

Basic and diluted loss per share	(0.00)	–	(0.00)

Weighted average number of shares outstanding	60,728,000	–	60,728,000

(v)	Reconciliation of statement of comprehensive loss for the year ended November 30, 2011

	Canadian GAAP	Effect of Transition to IFRS	IFRS
	$	$	$

Expenses

Amortization	7,800	–	7,800
Bank charges and interest	3,691	–	3,691
Consulting and secretarial	12,000	–	12,000
Foreign exchange (gain)	(310)	–	(310)
Impairment of oil and gas property	62,500	–	62,500
Management fees	289,992	–	289,992
Oil and gas exploration expense	210,000	–	210,000
Office and miscellaneous	8,760	–	8,760
Professional fees	66,723	–	66,723
Shareholder information	680	–	680
Transfer agent and regulatory fees	2,980	–	2,980
Travel and promotion	3,392	–	3,392

Net loss and comprehensive loss for the year	(668,208)	–	(668,208)

Basic and diluted loss per share	(0.01)	–	(0.01)

Weighted average number of shares outstanding	60,727,660	–	60,727,660

Notes to the reconciliation:

i)	Donated Capital

Under pre-changeover Canadian GAAP, the Company recorded donated management services for periods during which the Company did not incur management service charges.  Under IFRS these amounts would not be recognized.

ii)	Cumulative Translation Adjustment

A first-time adopter may elect to transfer the balance of cumulative translation adjustments up to date of transition to deficit. The Company has made this election.

HIP ENERGY CORPORATION

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis as of May 30, 2012

The following management discussion and analysis includes financial information from, and should be read in conjunction with our interim consolidated financial statements for the three months ended February 29, 2012. It is further assumed that the reader has access to the audited consolidated financial statements for the year ended November 30, 2011.

HIP Energy Corporation (“HIP” or the “Company”)  reports its financial position, financial performance, changes in shareholders’ equity and cash flows in accordance with International Financial Reporting Standards (“IFRS”) in US dollars. These are the Company’s first IFRS financial statements; previously, the Company reported in accordance with Canadian generally accepted accounting principles.

Information contained herein includes estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Forward-looking statements include plans, expectations, estimates, forecasts and other comments that are not statements of fact. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, we do not intend to update any of these forward-looking statements to conform these statements to actual results.

The amounts included in the following discussion are expressed in U.S. dollars.

Historical Review of Business Operations:

On November 17, 2009, we changed our name from Bradner Ventures Ltd. (“Bradner”) to HIP Energy Corporation (“HIP” or the “Company”) and effected a five (5) for one (1) reverse stock-split of our issued and outstanding common stock. The name change and reverse stock-split were effected with the OTC Bulletin Board on November 19, 2009. Our trading symbol was changed from “BNVLF” to “HIPCF”. Also effective October 20, 2009, we effected an increase in our authorized capital to an unlimited number of common shares and an unlimited number of preferred shares. We received approval for the increase in authorized capital, reverse split and name-change at our annual general meeting of shareholders held on July 31, 2009.

On March 30, 2010, pursuant to an Asset Purchase Agreement dated March 14, 2010 between the Company, HIP Energy (Texas), Inc. (“HIP Texas”), a wholly-owned subsidiary of HIP, Equi Energy LLC (“EEL”), and HIP Energy Resources Limited (HIP Resources”), HIP Texas acquired from HIP Resources ownership of the Well Bores. The consideration for the sale and transfer of the Well Bores was the issuance of 20,000,000 common shares of HIP to EEL.

On March 30, 2010, pursuant to a License Agreement dated March 14, 2010 between the Company, HIP Energy (Nevada) Corporation (“HIP Nevada”), a wholly-owned subsidiary of HIP, HIP Technology Limited (“HIP Tech”), and Group Rich Development Limited, HIP Nevada acquired from HIP Tech, an exclusive worldwide license for use of the HIP Downhole Process Technology. The consideration for the acquisition of the HIP Downhole Process Technology was the issuance of 30,000,000 common shares of HIP to Group Rich and a royalty payment.

Under the License Agreement, HIP Nevada was granted a worldwide exclusive license to the HIP Downhole Process Technology for the purpose of developing, producing, using, selling or otherwise commercially exploiting all subject matter encompassed within the scope of the HIP Downhole Process Technology. The consideration for the acquisition of the HIP Downhole Process Technology was the issuance of 30,000,000 common shares of HIP to Group Rich and the grant of an agreed royalty structure on certain non-China ventures by HIP.

The royalty payment varies depending on the project. HIP Tech and HIP, collectively, will split any proceeds from a non-China Joint Venture as follows:

(i) On all Non-China joint venture related projects or operations on which the HIP Downhole Process Technology are being applied, HIP agrees to, subject to (ii) below, pay to Group Rich and HIP Tech (together the “Licensor”) a royalty fee equal to 25% of the gross revenue received by HIP from oil and gas wells where cumulative gross production per well exceeds more than 20 barrels of oil equivalences per day (Bblsoepd) for each monthly period. In the event cumulative production per well is equal to or less than 20 Bblsoepd for each monthly period, then the royalty will be reduced to 20% of the gross revenue received by HIP for all such wells.

Gross Average Production Per Well Per Day, calculated commencing from the day immediately after Well bore Commercialization	Percentage Payable to Licensor
Up to 20 barrels per well per day	20% Gross Revenue
Greater than 20 barrels per well per day	25% Gross Revenue

(ii) Immediately upon HIP completing an equity or debt financing of US$1,000,000 or more, the gross royalty set out in (i) will be reduced to a flat 25% of all net revenue derived by HIP from projects on which the HIP Downhole Process Technology is being applied.

Organizational Structure

HIP Energy Corporation

Our organizational structure is as follows:

HIP Texas is a wholly owned subsidiary that is governed by the laws of the state of Texas. It was incorporated for the purposes of holding title to the Well Bores.

HIP Nevada is a wholly owned subsidiary that is governed by the laws of the state of Nevada. It was incorporated for the purposes of holding our license to the HIP Downhole Process Technology.

Well Bore Acquisition Agreement:

On March 30, 2010, the Company acquired all rights, title and interest in and to 51 well bores located in West Texas, and 1 well bore (the “Opal Well”) located in Central Texas and an additional 41 wells and well bores located in East Texas and 60 wells and well bores located in West Louisiana. The Company issued 20,000,000 shares of common stock as consideration for the sale and transfer of the initial 52 well bores in West and Central Texas and the 41 East Texas and 60 Louisiana well bores. $5,000 was assigned as the purchase price of the well bores using carryover basis of accounting. In consideration of the transfer of the Opal Well, the Company agreed to pay consideration totalling $250,000 plus and additional “audited and agreed amount to be provided by HIP Resources consisting of accrued development, equipment and lease operating costs incurred by HIP Resources on the Opal Well. The Company paid $62,500 and the balance of these costs will be paid on a declining basis from any oil and gas production revenues received by the Company as generated on the Opal Well in excess of 20 bbl oil or gas equivalent per day, using the HIP Downhole Process Technology. The Company has not recorded an accrued liability for the balance of the costs owed given that they are contingent on oil and gas production produced from the Opal Well. During the year ended November 30, 2011, the Company recognized an impairment loss of $62,500 related to the Opal Well.

As a condition of the Asset Purchase Agreement, on January 12, 2010, HIP, HIP Texas, and HIP Nevada entered into a joint operating agreement with TexLa Operating Company (“TexLa”), whereby TexLa agreed to develop the Well Bores using the HIP Downhole Process Technology. In consideration for their services, TexLa was granted a 10% working interest in any of the Well Bores that the HIP Downhole Process Technology is applied to. This structure is intended to ensure that TexLa’s interest is aligned with HIP, as TexLa will have an operating interest in the Well Bores. Also as a condition of the Asset Purchase Agreement, the parties agreed to enter into a Non-Competition Agreement dated March 14, 2010 pursuant to which EEL and HIP Resources agreed, among other things, not to compete against the business of the Company for a period of four years from the date of the agreement. In addition, as the License Agreement grants HIP a worldwide exclusive license to the HIP Downhole Process Technology, EEL and HIP Resources will not be able to use the HIP Downhole Process Technology on any well or well bores, except as provided under the License Agreement.

HIP Energy –Discussion on its Technology

Traditional oil exploration involves acquiring exploration or drilling rights, conducting seismic and other subsurface studies to estimate if oil and gas is present, and then drilling of the properties in order to attempt to discover and extract the oil and gas. The process can be extremely expensive and time consuming. Costs for drilling a single well have escalated dramatically and can run into the hundreds of thousands of dollars. Further, a significant percentage of all traditional exploration wells drilled each year end-up being dry holes. Our business is to increase the production of proven but unproductive wells, or to increase production from damaged, uneconomical, and stripper well bores using the HIP Downhole Process Technology.

Our initial focus has been to concentrate our operations on applying the HIP Downhole Process Technology to an existing and historically producing but abandoned well bores and reservoirs that have become non-commercial, uneconomic, depleted or damaged. We intend to demonstrate the value of the HIP Downhole Process Technology by improving the recovery of oil from well bores, after which we intend to acquire additional well bores that we believe could have an increase in production if the HIP Downhole Process Technology was applied to the well bores. We believe we can generate more revenues by participating in the development of the well bores, rather than by licensing the HIP Downhole Process Technology to third parties. We believe the Company will benefit from increased industry recognition of the HIP Downhole Process Technology, while generating an ongoing and sustained cash flow from the increased recovery of hydrocarbons.

According to data provided to us by HIP Tech under the License Agreement, the HIP Downhole Process Technology has dissipated the barrier of 23 impediments that restricted or shut in the reservoirs located in the West Texas field, where the Texas Well Bores are located. According to data provided to us by HIP Tech, the HIP Process was applied on several of the Well Bores during the period from 1998 through 2004. These Well Bores experienced an increase in production after the HIP Downhole Process Technology was applied.

Current Period Operations

During the past year, the Company’s focus has been to undertake ongoing testing of its HIP Downhole Process Technology (the “HIP Technology”) on the Opal Ward #1 Well (the “Opal Well”), which is located in central Texas. The Company has been making the necessary design changes and modifications to the HIP Control Unit located on the Opal Well. These design modifications were successful in stimulating the well bore and during such testing periods resulted in the production of oil and gas from the Opal Well, which had been a dead or dormant wellbore. Having been encouraged by the testing results using the HIP Technology on the Opal Well, management proceeded to assemble a larger scale “test” project around various wellbores which it holds and has acquired in East Texas.

The Company has assembled a larger control area in which to test the scalability of the HIP Technology, which is comprised of oil and gas leases on approximately 6,400 acres covering rights from the surface to the base of the Travis Peak formation. Within this larger control area, the Company also assembled 10 historically producing but dormant wellbores on which to test the HIP Technology. Of these wellbores, three were acquired previously from HIP Energy Resource Limited, and seven were purchased for $60,000 from Peak Energy Corp. of Dallas, Texas. The Company has completed construction of its 3 acre central facilities site on which the equipment necessary to test the HIP Technology (the “HIP Control Unit”) is being assembled. Pipeline connections of the HIP Control Unit to the 10 test wells are ongoing. To date, 8 of the 10 test wells have been piped to the HIP Control Unit, but the Company is waiting for the agreement of the Texas Parks and Wildlife Department before the well bore modifications and final hook-up of the wells can be completed. All of the wellheads required for each wellbore are also onsite and awaiting final modifications required for the HIP Down Hole Process. Phase 1 of the Company’s program will be to complete and to test at least five of the 10 wells within the next 12 months.

The Company estimates that it will require approximately $500,000 to complete construction and assembly of the HIP Technology control unit and to connect and finish modifications to the five phase 1 wells. Once completed, the Company expects that the cost of adding each of the remaining 5 wells will be approximately $40,000 per well.

Results of Operations

Three Month Period Ended February 29, 2012 Compared to the Three Month Period February 28, 2011

Our Company did not generate any revenues during the three months ended February 29, 2012. Expenses were $91,430 for the three months ended February 29, 2012, compared to $97,137 for the three months ended February 28, 2011. Expenses incurred in the three month period ended February 29, 2012 were primarily those required to maintain our continuous disclosure requirements as a public company while we seek to identify a suitable business opportunity or business combination.

Net loss was $91,430 or $(0.00) per share for the three months ended February 29, 2012, compared to a net loss of $97,137 or $(0.00) per share in the three months ended February 28, 2011. The decrease in the net loss during our first quarter 2012 as compared to our first quarter 2011 was due to a general decrease in operating expenses.

Selected Quarterly and Year-to-Date Financial Information

The following table provides selected quarterly financial information for the three months ended February 29, 2012 and February 28, 2011 in accordance with International Financial Reporting Standards, and presented in U.S. dollars:

	Three Months Ended February 29, 2012	Three Months Ended February 28, 2011

Revenue	$Nil	$Nil

Net loss	(91,430)	(97,137)

Net loss per share (basic and fully diluted)	(0.00)	(0.00)

	As at February 29, 2012	As at November 30, 2011

Total assets	$109,623	$111,705

Shareholders’ (deficit) equity	(476,224)	(384,794)

Summary of Quarterly Results

Selected consolidated financial information for each of the last eight quarters (unaudited):

	2012	2011
	(IFRS)	(Pre-changeover Canadian GAAP)
	February 29	November 30		August 31		May 31

Revenues	$ Nil	$	Nil	$	Nil	$	Nil

Net loss	(91,430)		(156,763)		(300,610)		(113,698)

Basic and Diluted earnings (loss) per share	(0.00)		(0.00)		(0.00)		(0.00)

	2011	2010
	(IFRS)	(Pre-changeover Canadian GAAP)
	February 28	November 30		August 31		May 31

Revenues	$ Nil	$	Nil	$	Nil	$	Nil

Net loss	(97,137)		(192,806)		(354,099)		(203,575)

Basic and Diluted earnings (loss) per share	(0.00)		(0.00)		(0.01)		(0.00)

Liquidity

We had cash and other current assets of $18,130 as at February 29, 2012, compared to $18,262 as at November 30, 2011. Current liabilities at February 29, 2012 were $585,847 compared to $496,499 at February 28, 2011. The Company has a working capital deficit of $567,717 at February 29, 2012, which management forecasts will require additional financing. Our Company’s normal operating expenses for the quarter ended February 29, 2012 of $91,430 included professional fees (accounting, administration and legal) of $3,274, consulting and secretarial of $3,000, management fees of $72,498, travel and promotion of $4,394 and foreign exchange loss of $3,655.

Our Company has limited financing upon which to continue our operations, and we anticipate that it will require approximately $500,000 to complete construction and assembly of the HIP Technology control unit, and to connect and finish modifications to the five phase 1 wells referred to under “Current Period Operations” set out above. Once completed, the Company expects that the cost of adding each of the remaining 5 wells will be approximately $40,000 per well. We presently do not have any arrangements in place for the financing of our continued operations.

Operating Activities

Operating activities used cash of $1,050 for the quarter ended February 29, 2012, compared to $14,539 for the quarter ended February 28, 2011. The decrease is a result of lower operating expenses during the current quarter.

Investing Activities

We did not conduct any investing activities during the quarter ended February 29, 2012, nor during the quarter ended February 28, 2011.

Financing Activities

During the three months ended February 29, 2012 and February 28, 2011, there were no financing activities.

Capital Resources

Financing

We plan to focus on those areas that will result in the production of oil and gas in the shortest time frame. In pursuing this objective, we plan to raise funds as required with the intent of minimizing dilution and maximizing return on funds deployed. Until such time as the HIP Downhole Process Technology is further developed and results in revenues from production of oil and gas from applied wells, we plan to primarily rely on traditional equity markets and if available, debt instruments to raise our required funding. During the year ended November 30, 2010, we raised $1,129,000 through the sale of common stock. The Company has not undertaken any additional financings since.

Our Company has limited financing upon which to continue our operations, and we anticipate that we will require approximately $500,000 to complete construction and assembly of the HIP Technology control unit and to connect and finish modifications to the five phase 1 wells referred to under “Current Period Operations” set out above. Once completed, the Company expects that the cost of adding each of the remaining 5 wells will be approximately $40,000 per well. We presently do not have any arrangements in place for the financing of our continued operations.

Use of Funding

All funds received have been allocated to proving out the HIP Downhole Process Technology and for general working capital. If oil and gas production is attained from these low production or problematic wells using the HIP Process, we will then continue to expand our commercialization of the HIP Downhole Process Technology.

We plan on deploying monies in those prospect areas where we have the greatest understanding of the existing well bores and reservoirs. To this end, we plan to focus our initial efforts on using the HIP Process in well bores and basins in such regions as the Woodbine and Austin Chalk region of the U.S. These regions are low-risk and long-term energy producers. We will participate in such regions with landowners or companies that have access to leases located in geological trends that have demonstrated substantial historical production and have potential remaining reserves that can be exploited in a low-risk, systematic fashion.

Our initial project plan and budget was funded from earlier financing of $1.29 million.

Our sole tangible asset consists of the Well Bores and the exclusive worldwide license to the HIP Downhole Process Technology. It is however a requirement of the application of the HIP Downhole Process Technology that certain equipment and other fixed or other tangible assets be acquired or leased in order that any potential commercialization of the HIP Downhole Process Technology on any of the well bores can be realized. The equipment required as part of the HIP Downhole Process Technology in part forms the basis of the application patent relating to the HIP Downhole Process Technology and in other cases is readily available oilfield equipment. The availability of any specific equipment may affect our ability to carry out its operations in a timely and cost effective manner. As stated earlier, our short term plan is to apply and test the HIP Downhole Process Technology on a number of wells and wellbores acquired from HIP Resources. The results of these tests and the ongoing development and application of the HIP Downhole Process Technology will directly affect the Company’s ability to generate revenue and raise additional capital to further expand its programs and acquire any ongoing plant and equipment. As with any new technology applications there is inherent risk that the technology itself may not prove commercially viable or result in any economic production.

China Joint Venture

We have had preliminary discussion with the applicable parties to form a joint venture (a “China Joint Venture”). Our discussion to-date have focused on the development of an initial pilot program to prove the economic viability of the HIP Downhole Process Technology on an agreed number of “beta” test well bores within a designated oilfield in China. After the economic viability of the HIP Downhole Process Technology has been proven, the HIP Downhole Process Technology will be applied on a large scale. As of the date of this report, we have not signed any definitive agreements with the applicable parties and they may cease discussions at any time. Further, although we are at an advanced stage of negotiations and agreement as to the financial terms, number of wells and contribution of the respective parties, we have not signed any letters of intent or memorandums of understanding regarding same at this time.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Related Party Transactions

The Company entered into the following transactions with related parties, which are measured at the exchange amount, being the amount established and agreed to by the related parties.

a)	During the three months ended February 29, 2012, the Company incurred $72,498 (2011 – $72,498) for management fees to directors, officers and private companies controlled by them.

b)	During the three months ended February 29, 2012, the Company incurred $3,000 (2011 – $3,000) in consulting fees to officers.

c)
As at February 29, 2012, the Company owes $50,530 (CDN$50,000) (November 30, 2011 – $49,005; December 1, 2010 – $49,010) to a director for advances, which are unsecured, non-interest bearing and payable on demand.

d)
As at February 29, 2012, the Company owes $433,717 (November 30, 2011 – $352,517; December 1, 2010 – $25,762) to directors for accrued management fees, which are unsecured, non-interest bearing and payable on demand.

e)
As at February 29, 2012, the Company owes $15,160 (CDN$15,000) (November 30, 2011 – $14,702; December 1, 2010 – $14,704) to a private company owned by a shareholder for advances, which are unsecured, non-interest bearing and payable on demand.

SIGNIFICANT CHANGES TO ACCOUNTING POLICIES

International Financial Reporting Standards (“IFRS”)

The Company’s financial statements for the year ending November 30, 2012 are the first annual financial statements that will be prepared in accordance with IFRS. IFRS 1, First-time Adoption of International Financial Reporting Standards, requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was December 1, 2010 (the “Transition Date”). IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company will be November 30, 2012. However, it also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adoption. Prior to transition to IFRS, the Company prepared its financial statements in accordance with pre-changeover Canadian Generally Accepted Accounting Principles (“pre-changeover Canadian GAAP”).

In preparing the Company’s opening IFRS financial statements, the Company has adjusted amounts reported previously in the financial statements prepared in accordance with pre-changeover Canadian GAAP.

The IFRS 1 applicable exemptions and exceptions applied in the conversion from pre-changeover Canadian GAAP to IFRS are as follows:

Optional exemptions

a.	Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2, Share-based Payment, to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to December 1, 2010.

b.	Leases

IFRS 1 allows an exemption for first-time adopters to determine whether an arrangement existing at the IFRS transition date contains a lease on the basis of facts and circumstances existing at the transition date, instead of the inception of the agreements.  The Company has elected to use this exemption.

c.	Cumulative translation differences

IFRS 1 allows an exemption for first-time adopters to deem cumulative translation differences to be $nil for foreign operations at the date of transition to IFRS. The Company has elected to use this exemption.

Mandatory exceptions

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. IFRS employs a conceptual framework that is similar to Canadian GAAP. The Company’s IFRS estimates as of December 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

Adjustments on transition to IFRS

IFRS has many similarities with Canadian GAAP as it is based on a similar conceptual framework. However, there are important differences with regard to recognition, measurement and disclosure. While adoption of IFRS did not change the Company’s actual cash flows, it resulted in changes to the Company’s Statement of Financial Position and Statement of Shareholders’ Equity as described below:

i)	Donated Capital

Under pre-changeover Canadian GAAP, the Company recorded donated management services for periods during which the Company did not incur management service charges.  Under IFRS these amounts would not be recognized.

ii)	Cumulative Translation Adjustment

A first-time adopter may elect to transfer the balance of cumulative translation adjustments up to date of transition to deficit. The Company has made this election.

Uncertainties and Risk Factors

Financial Instruments

The Company has exposure to the following risks from its use of financial instruments:

• Credit risk

• Liquidity and funding risk

• Market risk

The Board of Directors approves and monitors the risk management processes.

a)	Credit Risk

Credit risk is the risk of potential loss to the Company if a counter party to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is on its cash and amounts receivable.

Cash consists of cash bank balances. The Company manages the credit exposure related to cash by holding its funds with reputable financial institutions.

Amounts receivable consist of HST recoverable. The Company’s maximum credit exposure for cash and amounts receivable is the carrying value of $17,566 (November 30, 2011 - $17,715; December 1, 2010 - $43,364).

b)	Liquidity and Funding Risk

Liquidity and funding risk is the risk that the Company will not have sufficient capital to meet short-term operating requirements, after taking into account the Company’s holdings of cash.

As at February 29, 2012, the Company’s working capital deficiency is $567,717. In the case of cash deficits arising from exploration commitments and general operating budgets, the Company will have to seek debt or equity financing. There are no assurances that such financing will be available on terms acceptable to the Company.

The Company determined that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company’s cash is invested in business accounts and is available on demand.

c)	Market Risk

i)	Interest Rate Risk:

ii)	Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments.

The Company had $6,737 in cash at February 29, 2012. The bank account is not an interest bearing bank account and currently the Company does not hold any investments or financial liabilities on which interest accrues, and is therefore not subject to a significant amount of interest rate risk.

iii)	Foreign Currency Risk:

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in the foreign exchange rates. The Company’s functional and reporting currency is the US dollar. The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in United States of America and Canada and holds cash in US and Canadian dollar currencies in line with forecasted expenditures. The Company’s main risk is associated with fluctuations in the Canadian dollar and assets and liabilities are translated based on the foreign currency translation policy.

The Company’s net exposure to the Canadian dollar on financial instruments is as follows:

	February 29, 2012	February 28, 2011

Cash	$–	$20,751
HST recoverable	10,829	10,092
Accounts payable and accrued liabilities	(86,437)	(48,871)

	$(75,608)	$(18,028)

The Company has determined that an effect of a 10% increase or decrease in the Canadian dollar against the US dollar on financial assets and liabilities, as at February 29, 2012, including cash, HST recoverable, accounts payable and accrued liabilities, due to related parties and advances payable denominated in Canadian dollar, would result in an insignificant change to the net loss and comprehensive loss for the three months ended February 29, 2012. At February 29, 2012, the Company had no hedging agreements in place with respect to foreign exchange rates.

iv)	Commodity Price Risk:

Commodity price risk is the risk of financial loss resulting from movements in the price of the Company’s commodity inputs and outputs. The Company’s risk relates primarily to the expected output to be produced at its oil and gas properties of which significant production is not expected in the near future.

Outstanding Securities

The authorized capital of our company consists of unlimited common and preferred shares without par value. As of February 29, 2012, there were 60,727,660 common shares issued and outstanding and no preference shares issued and outstanding in the capital of our company. The company has no options or warrants outstanding.

Additional Disclosure for Venture Issuers Without Significant Revenue
	Three Months Ended February 29, 2012	Three Months Ended February 28, 2011

Management Fees	$72,498	$72,498
Other General and Administrative Expenses	$18,932	$24,639

Additional Information

Additional information relating to our company is available for viewing on the SEDAR website at www.sedar.com.

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Richard Coglon, CEO, HIP Energy Corp., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of HIP Energy Corp. (the “issuer”) for the interim period ended February 29th, 2012.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 30, 2012

“Richard Coglon”
Richard Coglon
CEO

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Richard Coglon, CFO, HIP Energy Corp., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of HIP Energy Corp. (the “issuer”) for the interim period ended February 29th, 2012.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 30, 2012

“Richard Coglon”
Richard Coglon
CFO

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIP ENERGY CORPORATION

/s/ Richard Coglon
Richard Coglon
President
Date:  May 31, 2012